 Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject company: Evergreen Equity Trust (SEC File Nos. 333-37453)

Evergreen Fixed Income Trust (SEC File Nos. 333-37443)

Evergreen International Trust (SEC File Nos. 333-42195)

Evergreen Money Market Trust (SEC File Nos. 333-42181)

Evergreen Municipal Trust (SEC File Nos. 333-36033)

Evergreen Select Equity Trust (SEC File Nos. 333-36047)

Evergreen Select Fixed Income Trust (SEC File Nos. 333-36019)

Evergreen Select Money Market Trust (SEC File Nos. 333-37227)

Evergreen Variable Annuity Trust (SEC File Nos. 33-83100(b))

2010 Investment Summit

Asset Management Group

Karla Rabusch

Executive Vice President;

President, *Wells Fargo Advantage Funds®*

The Next Six Months

JANUARY	APRIL	JUNE	JULY
Announcement letter and fund merger guide was sent to all advisors on January 14, 2010.	Proxy voting materials will be mailed to all impacted fund shareholders.	Final vote on reorganization proposals takes place at shareholder meeting.	Upon shareholder approval, the reorganizations (and other related changes) for all funds will likely be completed.

Strength of The Combined Fund Family

- Tenth-largest fund family with over $245 billion in mutual fund assets under management.[1, 3]
- 50% of our long-term mutual funds have earned four or five stars from Morningstar®.[2, 3] Industry average is 32.5%.
- 73% of our funds are above Lipper median performance over 10 years. [3,4]
- A multi-boutique model providing access to 18 top asset management firms with 40 investment teams across a wide range of asset classes and investment strategies.[3]

1. Strategic Insight, as of 12-31-09.
2. Morningstar, as of 12-31-09.
3. Based on proposed merger of Wells Fargo Funds Management, LLC, and Evergreen Investments Management Company, currently pending approval by shareholders.
4. Lipper, as of 12-31-09.

Merged Fund Capabilities

Proposed Domestic Equity Line up



VALUE
BLEND
GROWTH
LARGE
MID
SMALL
WFA Large Co Value
WFA Classic Value
WFA C&B LCV
WFA Disc Value
WFA Intrinsic Val
WFA Eq Value
WFA Core Equity
WFA Lg Cap Core
WFA Disc U.S. Core
WFA Index
WFA Social Sust
WFA Cap Growth
WFA Strat LC Gr
WFA Prem Lg Co Gr
WFA End Sel
WFA Lg Cap Gr
WFA Omega Gr
WFA Growth
WFA Opportunity
WFA Special MCV
WFA C&B MCV
WFA Common Stock
WFA Enterprise
WFA Mid Cp Gr
WFA Discovery
WFA Gr Opps
WFA Sm Cap Val
WFA Small/Mid Cap Core
WFA Sm/Md Val
WFA Spec SCV
WFA Sm Co Val
WFA Intrinsic SCV
WFA Div Sm Cp
WFA Sm Cp Opps
WFA Sm Co Gr
WFA Sm Cp Gr
WFA Traditional Sm Cap Gr
WFA Em Growth

Proposed International Lineup


VALUE
BLEND
GROWTH
LARGE
MID
SMALL
WFA Intrinsic World
WFA Disc Global Equity
WFA Intl Equity
WFA Div Int'l
WFA Emg Mkt Eq
WFA Int'l Value
WFA Asia Pac
WFA Global Opps

Proposed Allocation Funds Lineup


MULTI-STYLE FUNDS
DOW JONES TARGET DATE FUNDS
WEALTHBUILDER PORTFOLIOS
OTHER
AGGRESSIVE
MODERATE
CONSERVATIVE
WFA Diversified Equity
WFA Growth Balanced
WFA Moderate Balanced
WFA Conservative Allocation
Target 2050
Target 2045
Target 2040
Target 2035
Target 2030
Target 2025
Target 2020
Target 2015
Target 2010
Target Today
Equity
Tactical Equity
Growth Allocation
Growth Balanced
Moderate Balanced
Conservative Allocation
WFA Diversified Capital Builder
WFA Index Asset Allocation
WFA Asset Allocation
WFA Diversified Income Builder

Proposed Taxable Fixed-Income Funds Lineup


ULTRA-SHORT
SHORT
INTERMEDIATE
LONG
HIGH YIELD
HQ CORPORATE
AGGREGATE
GOVERNMENT
WFA High Yield Bond
Short-Term
High Yield
High Income
Income Plus
Ultra Short-Term Income
Short Bond
Total Return Bond
WFA International Bond
Short Duration
Govt
Govt Securities
WFA Adj Rate Govt
Inflation Protect

Proposed Municipal Income Funds Lineup


SHORT
INTERMEDIATE
LONG
HIGH YIELD
INVESTMENT GRADE
HIGH QUALITY
WFA Strategic Muni
WFA Muni Bond
WFA Short-Term
Muni Bond
WFA Interm Tax/AMT-Free
WFA WI Tax-Free
WFA PA Tax-Free
WFA CO Tax-Free
WFA CA Limited-Term Tax-Free
WFA MN Tax-Free
WFA CA Tax-Free
WFA Ultra Sht Muni
WFA NC Tax-Free

Disclosures

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional Information and Where to Find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission. All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the Commission. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone or email to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the Commission's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Participants in the Solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target's shareholders under the rules of the Commission will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the Commission in February 2010.

Disclosures

Mutual fund investing involves risks, including the possible loss of principal. Consult a Fund's prospectus for additional information on risks.

Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.evergreeninvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for Wells Fargo Advantage Funds. Read the prospectus carefully before investing.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for *Wells Fargo Advantage Funds*. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Funds are distributed by **Wells Fargo Funds Distributor, LLC**, Member FINRA/SIPC, an affiliate of Wells Fargo & Company.

NOT FDIC INSURED – NO BANK GUARANTEE – MAY LOSE VALUE